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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                SCHEDULE 13D/A

                               (Amendment No. 2)

                  Under the Securities Exchange Act of 1934*


                            On Command Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)


                    Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   682160106
        --------------------------------------------------------------
                                (CUSIP Number)

                                Jerome H. Kern
                            On Command Corporation
                         7900 E. Union Ave, Tower III
                            Denver, Colorado 80237
                                (720) 873-3200
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  May 1, 2001
        --------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copes of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 8
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CUSIP NO. 682160106

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Jerome H. Kern
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      SC, PF
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          1,350,000 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          1,350,000 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,350,000 shares
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 4.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
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                                  Page 2 of 8
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     This Amendment No. 2 (this "Amendment") to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D filed on April 17, 2000, as amended by the Statement on Schedule 13D/A (Amendment No. 1) filed on August 18, 2000 (as amended, the "Original Statement"), with respect to the beneficial ownership of shares of common stock, par value $.01 per share, of On Command Corporation by Jerome H. Kern. Capitalized terms used but not defined in this Amendment shall have the meanings ascribed thereto in the Original Statement.

Item 1.   Security and Issuer.

     The text of Item 1 of the Original Statement is amended and restated to read in its entirety as follows:

     The class of securities to which this Statement relates is the common stock, par value $.01 per share (the "Common Stock"), of On Command Corporation (the "Issuer"). The Issuer's principal executive offices are located at 7900 E. Union Ave, Tower III, Denver, Colorado 80237.

Item 2.   Identity and Background.

     The text of Item 2 of the Original Statement is amended and restated to read in its entirety as follows:

     This Statement is being filed by Jerome H. Kern. Mr. Kern is a citizen of the United States of America, and his principal occupation and employment is Chairman of the Board of the Issuer. The principal business of the Issuer is providing in-room, on-demand video entertainment and information services to the domestic lodging industry. The business address of Mr. Kern is c/o On Command Corporation, 7900 E. Union Ave, Tower III, Denver, Colorado 80237. During the last five years, Mr. Kern has not (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Kern resigned his positions as an employee, officer and director of the Issuer effective June 1, 2001.

Item 5.   Interest in Securities of the Issuer.

     The text of Item 5 of the Original Statement is amended and restated to read in its entirety as follows:

     (a)     Assuming the conversion of the 13,500 shares of Series A
Preferred Stock (as defined below) held by Mr. Kern, Mr. Kern beneficially owns an aggregate of 1,350,000 shares of Common Stock. The shares of Common Stock beneficially owned by Mr. Kern represent approximately 4.4% of the issued and outstanding shares of Common Stock (based upon 30,843,065 shares of Common Stock issued and outstanding at May 11, 2001, as disclosed in the Issuer's Quarterly Report on Form 10-Q for the quarter ended March 31, 2001).

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       (b)     Pursuant to the terms of the Preferred Stock Purchase Agreement
(as defined below), as modified by an agreement between Mr. Kern and the Issuer (the "OCC Agreement"), Mr. Kern has agreed with the Issuer that if the shares of Series A Preferred Stock held by him become entitled to vote as a separate class on any matter presented to the stockholders of the Issuer he will cause such shares of Series A Preferred Stock to be voted in the manner recommended by the Issuer's Board of Directors. Except as otherwise set forth herein, Mr. Kern has the sole power to vote, or direct the voting of, and to dispose of, or direct the disposition of, the shares of Common Stock and Series A Preferred Stock beneficially owned by him.

       (c) Except as set forth in this Statement, Mr. Kern has not effected any transactions in the shares of Common Stock during the past 60 days.

       (d)     None.

       (e) As a result of the disposition pursuant to the Stock Purchase Agreement (as defined below), as of May 1, 2001, Mr. Kern ceased to be the beneficial owner of more than 5% of the Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

       The text of Item 6 of the Original Statement is amended and restated to read in its entirety as follows:

       On August 4, 2000, the Issuer and Mr. Kern entered into a Stock Purchase and Loan Agreement (the "Preferred Stock Purchase Agreement") relating to the purchase by Mr. Kern of shares of a newly issued series of the Issuer's preferred stock designated as Convertible Participating Preferred Stock, Series A, par value $.01 per share (the "Series A Preferred Stock"). Pursuant to the Preferred Stock Purchase Agreement, on August 10, 2000, Mr. Kern purchased 13,500 shares of Series A Preferred Stock at a purchase price of $1,562.50 per share, or an aggregate of $21,093,750. Mr. Kern funded the purchase price for such shares of Series A Preferred Stock by payment of $13,500 in cash (drawn from Mr. Kern's personal funds) and the execution of a promissory note, dated August 10, 2000 (the "Secured Note"), payable to the order of the Issuer and bearing an initial principal amount of $21,080,250. The payment of the principal of and interest on the Secured Note is secured by a pledge of the 13,500 shares of Series A Preferred Stock issued to Mr. Kern, and any proceeds thereof, pursuant to the terms of a Pledge and Security Agreement, dated August 10, 2000 (the "Pledge and Security Agreement"), between the Issuer and Mr. Kern. The terms of the Secured Note and the Pledge and Security Agreement are described in more detail below.

       Pursuant to the terms of the Certificate of Designations for the Series A Preferred Stock (the "Certificate of Designations"), each share of Series A Preferred Stock may be converted at any time, at the option of the holder thereof, into 100 shares of Common Stock (subject to certain customary adjustments) (the "Conversion Rate"). In addition, each share of Series A Preferred Stock will, subject to the receipt of any required governmental consents and approvals, automatically be converted into shares of Common Stock at the then effective Conversion Rate upon the satisfaction of all of Mr. Kern's obligations under the Secured Note. Shares of Series A Preferred Stock will participate in any dividends or distributions on the Common Stock on an as-converted basis. Shares of Series A Preferred Stock are entitled to a preference on liquidation

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equal to $.01 per share, and thereafter will participate with the shares of
Common Stock in any liquidating distributions on an as-converted basis. Shares of Series A Preferred Stock vote together with the Common Stock on all matters presented to a vote of the stockholders of the Issuer, and holders of Series A Preferred Stock are entitled to one vote per share of Series A Preferred Stock held.

       The Secured Note has an initial principal amount of $21,080,250 and, unless accelerated earlier, will mature and become payable, together with accrued interest, on August 1, 2005. Interest on the Secured Note will accrue at a rate of 7% per annum, compounded quarterly. Upon the occurrence of certain events of default, the interest rate will increase to 9% per annum. The Secured
Note is nonrecourse against Mr. Kern personally except for an amount equal to 25% of the principal of and accrued interest on the Secured Note. In determining Mr. Kern's personal liability under the Secured Note, the Issuer must first proceed against the shares of Series A Preferred Stock (or proceeds thereof) held as collateral for the Secured Note to extinguish all amounts for which Mr. Kern may be personally liable under the Secured Note. Except upon the repurchase of shares of Series A Preferred Stock, or shares of Common Stock issued upon conversion thereof, as described below, Mr. Kern does not have the right to prepay any principal of or interest on the Secured Note. In the event of such a repurchase, Mr. Kern is obligated to apply the proceeds thereof to the repayment of principal of and interest on the Secured Note. Pursuant to the Pledge and Security Agreement, Mr. Kern has pledged the shares of Series A Preferred Stock purchased pursuant to the Preferred Stock Purchase Agreement, any shares of Common Stock or other property or securities issuable upon conversion of such shares of Series A Preferred Stock, or any proceeds thereof, to secure payment of amounts owing under the Secured Note. In the OCC Agreement, however, the Issuer has waived such right to repurchase shares of Series A Preferred Stock as provided in the Preferred Stock Purchase Agreement.

       The Preferred Stock Purchase Agreement provides that Mr. Kern and the Issuer will enter into a mutually acceptable registration rights agreement having customary terms and conditions and providing Mr. Kern with two demand registration rights (each of which may be a "shelf" registration) in respect of shares of Common Stock issuable upon conversion of shares of Series A Preferred Stock, but will not provide any rights to participate in registrations initiated by the Issuer or others.

       The Preferred Stock Purchase Agreement and the Pledge and Security Agreement provide that Mr. Kern may not directly or indirectly sell, exchange or otherwise dispose of, or grant any option or other right with respect to, or create or suffer any lien or other encumbrance on, any of the collateral under the Pledge and Security Agreement (including the shares of Series A Preferred Stock issued to Mr. Kern or shares of Common Stock issued upon conversion thereof) except that (a) to the extent that the Issuer's repurchase right under the Preferred Stock Purchase Agreement has expired, Mr. Kern may direct the Issuer to effect a sale of the portion of the collateral with respect to which such repurchase right has expired, provided that the proceeds of any such sale are held in an escrow account pending the date all amounts under the Secured Note become due and owing and (b) Mr. Kern is entitled to assign his rights to the pledged collateral to an entity if (i) Mr. Kern holds at least 50% of the equity interests of such entity, (ii) Mr. Kern "controls" (as that term is defined in the Preferred Stock Purchase Agreement) such entity, (iii) the financial obligations of such entity under the Secured Note and the Pledge and Security Agreement have been personally guaranteed by Mr. Kern and (iv) such entity becomes a party to and bound by Mr. Kern's obligations under the Pledge and Security Agreement. In addition, the shares of Series A Preferred Stock issued to Mr. Kern are "restricted securities"

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within the meaning of Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), and accordingly may not be sold, transferred or otherwise disposed of unless such sale, transfer or other disposition is effected pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from the registration requirements of the Securities Act.

     Pursuant to the Stock Purchase Agreement, dated as of April 25, 2001 (the "Stock Purchase Agreement"), among Mr. Kern, his spouse, Mary Rossick Kern, and Ascent Entertainment Group, Inc. ("Ascent"), Ascent purchased 2,225,155 shares of Common Stock owned by Mr. Kern (which included 1,000 shares being held by Mr. Kern for the benefit of his stepson) and 20,000 shares of Common Stock owned by Mr. Kern's spouse, for aggregate consideration of $25,200,000 in cash. A portion of such consideration was used to repay certain unsecured indebtedness of Mr. Kern to The Bank of New York, which indebtedness had been guaranteed by Liberty Media Corporation, the parent company of Ascent. As a result of the repayment of such indebtedness, such guarantee was terminated.

     The foregoing description of the Preferred Stock Purchase Agreement, the Certificate of Designations, the Secured Note, the Pledge and Security Agreement and the Stock Purchase Agreement is qualified in its entirety to the full text of such documents, copies of which are attached hereto as Exhibits 1, 2, 3, 4 and 5, respectively.

Item 7.   Material to Be Filed as Exhibits.

Exhibit Number      Exhibit Title
--------------      -------------

1 Stock Purchase and Loan Agreement, dated as of August 4, 2000, by and between Jerome H. Kern and On Command Corporation (incorporated by reference to Exhibit 1 to Schedule 13D/A filed by Jerome H. Kern on August 18, 2000).

2 Certificate of Designations establishing Convertible Participating Preferred Stock, Series A, par value $.01 per share, of On Command Corporation (incorporated by reference to Exhibit 2 to Schedule 13D/A filed by Jerome H. Kern on August 18, 2000).

3 Secured Note, due August 1, 2005, made by Jerome H. Kern to the order of On Command Corporation (incorporated by reference to Exhibit 3 to Schedule 13D/A filed by Jerome H. Kern on August 18, 2000).

4 Pledge and Security Agreement, dated as of August 10, 2000, by and between Jerome H. Kern and On Command Corporation (incorporated by reference to Exhibit 4 to Schedule 13D/A filed by Jerome H. Kern on August 18, 2000).

5 Stock Purchase Agreement, dated as of April 25, 2001, among Jerome H. Kern, Mary Rossick Kern and Ascent Entertainment Group, Inc.

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                                   SIGNATURE

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 1, 2001



                                        /s/ Jerome H. Kern
                                     ---------------------------------
                                     Jerome H. Kern

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                                 EXHIBIT INDEX

Exhibit Number           Exhibit Title
--------------           -------------

1 Stock Purchase and Loan Agreement, dated as of August 4, 2000, by and between Jerome H. Kern and On Command Corporation (incorporated by reference to Exhibit 1 to Schedule 13D/A filed by Jerome H. Kern on August 18,
                         2000).

2 Certificate of Designations establishing Convertible Participating Preferred Stock, Series A, par value $.01 per share, of On Command Corporation (incorporated by reference to Exhibit 2 to Schedule 13D/A filed by Jerome H. Kern on August 18, 2000).

3                        Secured Note, due August 1, 2005, made by Jerome H.
                         Kern to the order of On Command Corporation
                         (incorporated by reference to Exhibit 3 to Schedule 13D/A filed by Jerome H. Kern on August 18, 2000).

4 Pledge and Security Agreement, dated as of August 10, 2000, by and between Jerome H. Kern and On Command Corporation (incorporated by reference to Exhibit 4 to Schedule 13D/A filed by Jerome H. Kern on August 18,
                         2000).

5 Stock Purchase Agreement, dated as of April 25, 2001, among Jerome H. Kern, Mary Rossick Kern and Ascent Entertainment Group, Inc.